FORM 4

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	IRS or Social Security Number of Reporting Person (Voluntary)
	Fox Martin		Initio, Inc. (INTO)
	(Last) (First) (Middle)
	972 Phyllis Lane	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Year)
			September 8, 2002
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)				7.	Individual or Joint/Group Filing (check applicable line)
	Oradell, New Jersey 07649 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				President

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value		09/08/02		P**			18,100	A	$1.02		133,896		I		Martin Fox Retirement Trust

	Common Stock, $0.01 par value											1,034,805		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).
** This was a purchase by the Martin Fox Retirement Trust.

(Over)
SEC 1474 (7/96)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned ( e.g. , puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V		(A)	(D)

	Option(Right to Buy)		$1.95		3/25/98		A			250,000

	Option(Right to Buy)		$0.91		5/15/2002		A			150,000

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	3/25/98	3/24/08		Common Stock	250,000

	5/15/02 ++	5/14/12		Common Stock	150,000				400,000		D

Explanation of Responses: ++Currently exercisable to the extent of 1/2 with the balance becoming exercisable on April 30, 2003.

/s/ Martin Fox	9/13/2002
**Signature of Reporting Person Martin Fox	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1474 (7/96)